Energea Portfolio 3 Africa LP
AUTHORIZING RESOLUTION
Class A Investor
June 6, 2025
Prior to the date hereof, the Company elected to statutorily convert from a limited liability company organized under the laws of the State of Delaware to a limited partnership organized under the laws of the State of Delaware.  In connection with such conversion, each then issued and outstanding class A investor share was automatically converted into one issued and outstanding Class A Investor Share (as defined below) and this Authorizing Resolution amends and restates that the authorizing resolution creating the class A investor shares to reflect changes made to the Offering Circular since its initial filing and to reflect the creation of the Class B Investor Shares, Class C Investor Shares, Class D Investor Shares and Class I Investor Shares (collectively, the "Reg D Investor Shares") under authority granted under the Partnership Agreement and the authorizing resolution creating the class A investor shares.
The undersigned, being the General Partner of Energea Portfolio 3 Africa LP, a Delaware limited partnership (the "Company"), hereby adopts the following resolutions as an "Authorizing Resolution" pursuant to Section 3.02 of the Limited Partnership Agreement dated June 6, 2025 (the "Partnership Agreement"):
1.              Definitions. Capitalized terms that are not otherwise defined in this Authorizing Resolution shall have the meanings given to them in the Partnership Agreement.
2.              Authorization of Class. The Company shall have the authority to issue up to 500,000,000 Investor Shares, all of which are designated as "Class A Investor Shares" having no par value with the rights, preferences, powers, privileges and restrictions, qualifications and limitations set forth herein.  The Class A Investor Shares shall rank pari passu with the Reg D Investor Shares.
3.              Distributions.
3.1.         Definitions. The following definitions shall apply for purposes of this Section 3:
3.1.1.     "Actual IRR" means the actual IRR of the Projects, Loans and/or Company Investment based on the Estimated NOI.
3.1.2.     "Adjusted NOI" means the Estimated NOI multiplied by the Adjustment Percentage.
3.1.3.     "Adjustment Percentage" means, for that percentage which, when multiplied by the Distributable Cash Flow, would yield an IRR of seven percent (7%) rather than the Actual IRR.
3.1.4.     "Capital Contribution" means (i) for a Holder who acquired his, her, or its Class A Investor Shares directly from the Company, the amount paid for such Class A Investor Shares and (ii) for a Holder who acquired his, her, or its Class A Investor Shares from another person, the amount paid by the person who originally purchased such Class A Investor Shares from the Company.
3.1.5.     "Capital Transaction" means any sale, refinancing, or other transaction involving one or more Projects that is customarily considered as capital.
3.1.6.     "Company Investment" means an investment in government bonds made by the Company.
3.1.7.     "Distributable Cash Flow" means (i) the sum of (A) all interest payments received by the Company from any Loans or Company Investments and (B) the cash flow from received by the Company from Projects and (C) penalties paid by contractors to the Company in the event that the agreement with such contractor requires it make penalty payments to the Company less (ii) all expenses of the Company incurred in connection with the operation and business of the Company (including but not limited to debt service and the fees and charges payable to the General Partner and its affiliates) as well as any reserves established for  future needs as the General Partner shall determine.  For purposes of clarity it is acknowledged and agreed that any repayment of principal of any Loans or any Company Investments shall not constitute Distributable Cash Flow and the General Partner may utilize the amount received from any repayments of principal of Loans and Company Investments for any purpose or activities permitted under the Partnership Agreement.
3.1.8.     "Estimated NOI" means, for (i) any Loan and/or Company Investment, the projected monthly interest payments receivable from such Loan and/or Company Investment and (ii) any Project, the projected monthly cash flows of such Project, both positive (returns) and negatives (investments) over its anticipated life, as, in each case, such projected cash flows may change from time to time in the discretion of the General Partner.  For purposes of clarity it is acknowledged and agreed that any repayment of principal of any Loans or any Company Investments shall not constitute Distributable Cash Flow and the General Partner may utilize the amount received from any repayments of principal of Company Loans and Company Investments for any purpose or activities permitted under the Partnership Agreement.
3.1.9.     "Holder" means a Limited Partner who owns any Class A Investor Shares.
3.1.10.  "Investor IRR" means, for any Holder, the IRR calculated on the Capital Contribution of such Holder (or such Holder's predecessor(s) in interest), measured from the date such Holder was admitted to the Company (provided that for these purposes, the Company may assume that each Holder admitted to the Company during a month was admitted on the last day of such month) and taking into account all distributions made with respect to such Holder (or such Holder's predecessor(s) in interest).
3.1.11.  "IRR" means internal rate of return calculated using Microsoft Excel.
3.1.12.  "Loan" means any loans made by the Company to any person or entity that will be used for the creation, development, operation or working capital of a solar energy project.
3.1.13.  "Net Capital Proceeds" means the proceeds from any Capital Transaction minus (i) the expenses the Company and its subsidiaries incur with respect to the Capital Transaction, (ii) any repayments of debt made in connection with the Capital Transaction, (iii) brokerage commissions, and (iv) other costs customarily taken into account in calculating net proceeds, and after establishing such reserves against future needs as the General Partner shall determine.
3.1.14.  "Project" means a solar energy project owned by the Company, directly or indirectly through a subsidiary; provided that for purposes of clarity, Projects shall include any entities in which the Company owns an equity interest even if it is not a controlling equity interest.
3.2.         Distributions of Distributable Cash Flow. Within thirty (30) days after the end of each calendar month, the Company shall (if determined by the General Partner in its sole and absolute discretion) distribute Distributable Cash Flow as follows:
3.2.1.     First, an amount equal to the lesser of the Distributable Cash Flow for such month or the Adjusted NOI for such month shall be distributed to the Holders and the holders of Reg D Investor Shares (the "Reg D Holders") on a pari passu basis.
3.2.2.     Second, if for any previous month the Distributable Cash Flow was less than the Adjusted NOI, an amount equal to the aggregate shortfall, plus interest calculated at an annual rate of seven percent (7%), compounded monthly, shall be distributed to the Holders and the Reg D Holders on a pari passu basis, to the extent not previously distributed to the Holders and the Reg D Holders.
3.2.3.     Third, any remaining Distributable Cash Flow shall be distributed seventy (70%) percent to the Holders and the Reg D Holders on a pari passu basis and thirty (30%) percent to the holders of the Common Shares.
3.3.         Distributions of Net Capital Proceeds. Within ninety (90) days after a Capital Transaction, the Company shall (if determined by the General Partner) distribute the Net Capital Proceeds from such Capital Transaction as follows:
3.3.1.     First, the Holders and the Reg D Holders on a pari passu basis shall receive the lesser of (i) all of the Net Capital Proceeds, or (ii) the amount required for each Holder and Reg D Holder to achieve an Investor IRR of seven percent (7%) with respect to the Project in question.
3.3.2.     Second, any remaining Net Capital Proceeds shall be distributed seventy (70%) percent to the Holders and the Reg D Holders on a pari passu basis and thirty (30%) percent to the holders of the Common Shares.
3.4.         Special Rule for Under-Performing Projects. If the Company has disposed of a Project and Holders and the Reg D Holders did not achieve an Investor IRR of at least seven percent (7%) from a Capital Transaction, then the General Partner shall adjust distributions from remaining Projects, Loans and/or Company Investments to make up the shortfall, if possible.
3.5.         Distributions Among Holders. Unless otherwise indicated, any distributions to be made to the Holders and the Reg D Holders as a group, or to the holders of Common Shares as a group, shall be made pro rata based on the number of shares owned.  However, the General Partner may adjust the amount distributed to each Holder if the Class A Investor Shares owned by such Holder were not outstanding during the entire period to which the distribution relates.
3.6.         Calculations. All calculations required by this Section 3 shall be made by an accounting firm selected by the General Partner, and, in the absence of fraud, its calculation shall be final and not subject to dispute.
4.              Price. The initial issuance of each Class A Investor Shares was offered to the public for One Dollar ($1.00) for each Class A Investor Share.  After this initial issuance and after the date hereof, the price per Class A Investor Shares was and will be increased or decreased by the General Partner based on changes in the net present value as more fully described in the Offering Circular.
5.              Manner of Offering.  The Class A Investor Shares were and shall be offered to the public in an offering under Tier 2 of Regulation A issued by the Securities and Exchange Commission. However, Class A Investor Shares may also be offered and sold publicly or privately in other offerings as determined by the General Partner.
6.              Right to Request Purchase of Shares.
6.1.         In General. Subject to the provisions of this Section 6, by giving notice to the Company, a Holder who has owned his, her, or its Class A Investor Shares may request that the Company purchase, or arrange for the purchase, of all or any number of the Class A Investor Shares owned by such Holder.  If such notice does not otherwise provide, it shall be deemed to be a request for the sale of all, but not less than all, of the Class A Investor Shares owned by such Holder.  If such notice is received by the fifteenth (15th) day of a calendar month, the Company shall use commercially reasonable efforts to arrange for such purchase by the end of such month; if such notice is after the fifteenth (15th) day of a month, the Company shall use commercially reasonable efforts to arrange for such purchase by the end of the following month.  The provisions of Section 8.02 of the Partnership Agreement shall not apply to any transfer of Class A Investor Shares pursuant to this Section 6.
6.2.         Limitations. In seeking to accommodate a request made pursuant to Section 6.1, the Company shall not be required to (i) purchase the Class A Investor Shares for its own account, (ii) borrow money or dispose of assets to fund such purchase, or (iii) take any other action that would, in the sole discretion of the Company, be adverse to the interests of the Company or its other Partners.
6.3.         Legal Limitation. The Company shall not be obligated to seek to arrange for the purchase of Class A Investor Shares that the Company would not legally be permitted to redeem under Delaware law.
6.4.         Priority. The Company shall consider requests made pursuant to Section 6.1 and Section 6.1 of the Authorizing Resolution creating the Reg D Investor Shares dated as of the date hereof in the order in which such requests are received.
6.5.         Failure to Purchase. If the Company is unable to purchase or arrange for the purchase of Class A Investor Shares as provided in this Section 6.1 by the dates specified in Section 6.1, the Holder may either rescind his, her, or its request or maintain the request for the following month.
6.6.         Price. Unless otherwise agreed in writing between the selling Holder and the buyer, the price per share of Class A Investor Shares purchased and sold pursuant to this Section 6 shall be the then current net present value of the Company, as more fully described in the Offering Circular.
7.              Redemption Plans.  The Company currently maintains a redemption plan as described in the Offering Circular (such redemption plan or any other similar plan adopted by the Company, a "Redemption Plan").  If a Holder desires to transfer any Class A Investor Shares and at such time, the Company has any Redemption Plan in place, the Holder shall comply with terms and conditions of the Redemption Plan prior to instituting any request pursuant to Section 6.
8.              Amendment of Rights. The Company shall not amend, alter or repeal the preferences, special rights, or other powers of the Class A Investor Shares so as to affect adversely the Class A Investor Shares vis-à-vis the Common Shares or any other series of Investor Shares, without the consent of the holders of a majority of the then-outstanding Class A Investor Shares with each Class A Investor Share having one vote per Class A Investor Share.
9.              Other Classes. The Company may issue one or more series of Investor Shares with rights superior to those of the Class A Investor Shares, provided that Shares of such series may not be owned by the General Partner or its affiliates. Without limiting the preceding sentence, the Company may issue a series of Investor Shares whose holders have the right to receive distributions before any distributions are made to the holders of the Class A Investor Shares.
10.           Preemptive Rights. Holders shall have no preemptive rights or other rights to subscribe or purchase additional securities of the Company.
[Signature Page to follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Energea Global, LLC its General Partner

By _______________________________
            Michael Silvestrini, Manager

By _______________________________
            Chris Sattler, Manager